FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

5140 Yonge Street, Suite 1900

Toronto, Ontario

Canada M2N 6L7

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished Herewith (and incorporated by reference herein)

Exhibit No.	Description

1.1	Underwriting Agreement, dated August 1, 2023, among Celestica Inc., Onex Corporation, BofA Securities. Inc. and Merrill Lynch Canada Inc.
5.1	Opinion of Blake, Cassels & Graydon LLP, dated August 3, 2023
23.1	Consent of Blake, Cassels & Graydon LLP (contained in opinion filed as Exhibit 5.1)

The information contained in Exhibits 1.1, 5.1 and 23.1 of this Form 6-K is incorporated by reference into the registration statement on Form F-3ASR (File No. 333-273467), and into any prospectus, preliminary prospectus supplement or final prospectus supplement that forms a part thereof) filed by Celestica Inc. with the Securities and Exchange Commission, and deemed to be a part thereof, from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by Celestica Inc. under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: August 3, 2023	By:	/s/ Robert Ellis
Robert Ellis
Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated August 1, 2023, among Celestica Inc., Onex Corporation, BofA Securities. Inc. and Merrill Lynch Canada Inc.
5.1	Opinion of Blake, Cassels & Graydon LLP, dated August 3, 2023
23.1	Consent of Blake, Cassels & Graydon LLP (contained in opinion filed as Exhibit 5.1)